COIL TUBING TECHNOLOGY HOLDINGS, INC.
19511 Wied Rd. Suite E
Spring, Texas 77388
Phone: 281-651-0200

February 13, 2009
Mr. Douglas Brown
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3265
Fax Number: (202) 772-9368

Re:	Coil Tubing Technology Holdings, Inc.
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-144677
Filed February 13, 2009

Dear Mr. Brown:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 5:00 p.m. Eastern Standard Time, Tuesday, February 17, 2009, or as soon thereafter as practicable.

Additionally, Coil Tubing Technology Holdings, Inc. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

Coil Tubing Technology Holdings, Inc.

/s/ Jerry Swinford
Jerry Swinford
Chief Executive Officer